Grom Social Enterprises, Inc.

2060 NW Boca Raton Blvd., #6

Boca Raton, Florida 33431

December 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Alexandra Barone

Re:	Grom Social Enterprises, Inc.
Registration Statement on Form S-1
File No. 333-268278
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Barone:

I hope this letter finds you well.

Grom Social Enterprises, Inc. (the “Company”) hereby requests that the effective date of the Company’s the Registration Statement on Form S-1, as amended (File No. 333-268278), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:30 p.m. Eastern time on Thursday, December 8, 2022, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Soyoung Lee, Lucosky Brookman on (917) 445-1199 and that such effectiveness also be confirmed in writing.

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Sincerely yours,

By:	/s/ Darren Marks
Darren Marks
Chief Executive Officer

cc: Lucosky Brookman, LLP

Soyoung Lee

[Signature Page to Company Acceleration Request]

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